June 15, 2009

Mail Stop 3010

Mr. David S. Bassin
Chief Financial Officer
inVentiv Health, Inc.
200 Cottontail Lane Vantage Court North
Somerset, NJ 08873

> **Re: inVentiv Health, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 0-30318**

Dear Mr. Bassin:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets

1.   We note that in the second step of your goodwill impairment test, you recognize an impairment loss equal to the difference between the carrying value and the fair value of the *reporting unit*. Please advise us how this is consistent with the

guidance in paragraphs 20-21 of SFAS 142 which states that the second step of the goodwill impairment test compares the implied fair value of *reporting unit goodwill* to the carrying amount of that goodwill.

Claims and Insurance Accruals

2.   In future filings please include Sch. II – Valuation and Qualifying Accounts for the estimated reserves related to self-insurance. Refer to Rule 12-09 of Regulation S-X.

Note 7. Goodwill and Other Intangible Assets

3.   In future filings, please disclose the aggregate amortization expense during the period for intangible assets subject to amortization in accordance with paragraph 45(a)(2) of SFAS 142. In addition, please provide to us and disclose in future filings a description of any intangible asset for which an impairment loss was recognized during the period and the facts and circumstances leading to the impairment. Refer to paragraph 46 of SFAS 142.

Note 18. Related Parties

4.   In future filings, please disclose the amount of rent paid to Lexington MLP Westerville L.P. for each period in which an income statement is presented. Refer to paragraph 2 of SFAS 157.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

Mr. David S. Bassin
inVentiv Health, Inc.
June 15, 2009
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief